Filed by Ansys, Inc.
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934, as amended
Subject Company: Ansys, Inc.; Synopsys, Inc.
Commission File No.: 333-277912

Ansys and Synopsys Announce Agreement with Keysight Technologies for Sale of Ansys PowerArtist

/ Key Highlights
•
Ansys PowerArtist is a comprehensive register-transfer-level (RTL) design-for-power platform used for early-stage power analysis and reduction of semiconductor designs, across a wide range of end industry applications.

•	The tool will complement and broaden Keysight’s existing design engineering software portfolio.
•
The transaction is subject to customary closing conditions, including review by regulatory authorities, and the closing of Synopsys' proposed acquisition of Ansys, which is currently pending regulatory approvals and expected to close in the first half of 2025.

PITTSBURGH, PA, AND SUNNYVALE, CA, January 6, 2025 – Ansys (NASDAQ: ANSS) and Synopsys (NASDAQ: SNPS) today announced that Ansys has entered into a definitive agreement for the sale of its PowerArtist™ business to Keysight Technologies, Inc. (NYSE: KEYS), a global leader in design and simulation software for semiconductors, electronics and high-performance systems. The transaction is subject to customary closing conditions, including review by regulatory authorities, and the closing of Synopsys' proposed acquisition of Ansys, which is pending regulatory approvals and expected to close in the first half of 2025. Ansys and Synopsys determined that the sale of PowerArtist was necessary to obtain regulatory approval for Synopsys' proposed acquisition of Ansys.

PowerArtist is a comprehensive RTL design-for-power platform used by semiconductor companies for early-stage power analysis, profiling and reduction. Compared to traditional gate-level methodologies, PowerArtist provides rapid turnaround on multimillion instance designs—enabling power-related design decisions at an earlier stage of the design process.

“We are proud of the role PowerArtist has played to advance low power innovation across semiconductor design applications,” said John Lee, vice president and general manager, electronics semiconductor and optics business unit at Ansys. “PowerArtist will continue to flourish as part of Keysight’s portfolio as a leading, independent RTL power product agnostic of vendor-specific design implementation flows.”

Keysight is a major supplier to semiconductor and electronics companies worldwide. Its planned acquisition of the PowerArtist business furthers its strategy to expand its position in the high-performance system design and simulation software sector.

“Our acquisition of the RTL design-for-power solution from Ansys will further expand our portfolio of design engineering software solutions,” said Niels Faché, vice president and general manager, Keysight Design Engineering Software. “We look forward to strengthening our offering in digital systems and welcoming the PowerArtist team to Keysight.”

The sale of PowerArtist is not material to Ansys' financials, and terms of the agreement were not disclosed. The parties are committed to having a seamless transition for the Ansys PowerArtist team, customers and partners. During the interim period until the transaction closes, Ansys will continue to offer Ansys PowerArtist as part of its product line, and is committed to providing the same high-quality service its customers have come to expect.

Cautionary Statement Regarding Forward-Looking Statements

This release may contain “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Ansys’ and Synopsys’ current expectations, estimates and projections about the expected date of the closing of the proposed transaction with Synopsys and the proposed divestiture of PowerArtist and the potential benefits thereof, its business and industry, management’s beliefs and certain assumptions made by Ansys and Synopsys, all of which are subject to change. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “could,” “seek,” “see,” “will,” “may,” “would,” “might,” “potentially,” “estimate,” “continue,” “expect,” “target,” similar expressions or the negatives of these words or other comparable terminology that convey uncertainty of future events or outcomes. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control, and are not guarantees of future results, such as statements about the consummation of the proposed transactions, the anticipated benefits thereof, and any filing or action required to consummate the transactions on a timely basis or at all. There are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transactions on anticipated terms and timing, including obtaining regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of Ansys’ business and other conditions to the completion of the transactions; (ii) failure to realize the anticipated benefits of the proposed transactions, including as a result of delay in completing the transactions or integrating the businesses of Ansys and Synopsys; (iii) Ansys’ ability to implement its business strategy; (iv) pricing trends, including Ansys’ and Synopsys’ ability to achieve economies of scale; (v) potential litigation relating to the proposed transactions that could be instituted against Ansys, Synopsys or their respective directors; (vi) the risk that disruptions from the proposed transactions will harm Ansys’ or Synopsys’ business, including current plans and operations; (vii) the ability of Ansys or Synopsys to retain and hire key personnel; (viii) potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the proposed transactions; (ix)  legislative, regulatory and economic developments affecting Ansys’ and Synopsys’ businesses; (x) general economic and market developments and conditions; (xi) the evolving legal, regulatory and tax regimes under which Ansys and Synopsys operate; (xii) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transactions that could affect Ansys’ or Synopsys’ financial performance; and (xiii) restrictions on Ansys’ or Synopsys’ operations during the pendency of the proposed transactions that may impact Ansys’ or Synopsys’ ability to pursue certain business opportunities or strategic transactions, as well as Ansys’ and Synopsys’ response to any of the aforementioned factors. The risks associated with the proposed Synopsys transaction are more fully discussed in the proxy statement/prospectus filed with the Securities and Exchange Commission (the “SEC”) in connection with the proposed Synopsys transaction. While the list of factors presented here is, and the list of factors presented in the proxy statement/prospectus are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Ansys’ or Synopsys’ consolidated financial condition, results of operations, or liquidity. Neither Ansys nor Synopsys assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

/ About Ansys

Our Mission: Powering Innovation that Drives Human Advancement™

When visionary companies need to know how their world-changing ideas will perform, they close the gap between design and reality with Ansys simulation. For more than 50 years, Ansys software has enabled innovators across industries to push boundaries by using the predictive power of simulation. From sustainable transportation to advanced semiconductors, from satellite systems to life-saving medical devices, the next great leaps in human advancement will be powered by Ansys.

Ansys and any and all ANSYS, Inc. brand, product, service and feature names, logos and slogans are registered trademarks or trademarks of ANSYS, Inc. or its subsidiaries in the United States or other countries. All other brand, product, service and feature names or trademarks are the property of their respective owners.

ANSS–T

/ About Synopsys
Catalyzing the era of pervasive intelligence, Synopsys, Inc. (Nasdaq: SNPS) delivers trusted and comprehensive silicon to systems design solutions, from electronic design automation to silicon IP and system verification and validation. We partner closely with semiconductor and systems customers across a wide range of industries to maximize their R&D capability and productivity, powering innovation today that ignites the ingenuity of tomorrow. Learn more at www.synopsys.com.

/ Ansys Contacts

Media	Mary Kate Joyce
724.820.4368
marykate.joyce@ansys.com

Investors	Kelsey DeBriyn
724.820.3927
kelsey.debriyn@ansys.com

/ Synopsys Contacts
Media	Cara Walker
corp-pr@synopsys.com

Investors	Trey Campbell
synopsys-ir@synopsys.com